Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the nine months ended
	September 30,		For the year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	806,675	485,881	$755,248	$382,042	$603,141	$663,283	$741,097

Add:
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	6,325	(3,545)	(2,433)	(22,914)	(29,093)	(9,061)	45,313

Distributed income from less than 50% owned unconsolidated entities	30,132	42,220	60,636	60,877	61,482	51,594	53,000

Amortization of capitalized interest	3,227	2,277	3,453	4,367	4,927	2,462	5,027

Fixed Charges	956,565	1,324,608	1,645,710	1,247,543	1,254,111	1,196,718	958,818
Less:
Income from unconsolidated entities	(49,561)	(50,729)	(75,921)	(40,220)	(32,246)	(38,120)	(110,819)

Interest capitalization	(3,659)	(3,097)	(3,833)	(14,749)	(28,451)	(37,270)	(34,073)

Earnings	$1,749,704	$1,797,615	$2,382,860	$1,616,946	$1,833,871	$1,829,606	$1,658,363

Fixed Charges:
Portion of rents representative of the interest factor	10,129	6,791	13,683	9,082	8,996	9,032	9,052

Interest on indebtedness (including amortization of debt expense)	942,777	964,032	1,277,506	1,223,712	1,196,334	1,150,416	915,693

Interest capitalized	3,659	3,097	3,833	14,749	28,451	37,270	34,073

Loss on extinguishment of debt	0	350,688	350,688	0	20,330	0	0

Fixed Charges	$956,565	$1,324,608	$1,645,710	$1,247,543	$1,254,111	$1,196,718	$958,818

Ratio of Earnings to Fixed Charges	1.83x	1.36x	1.45x	1.30x	1.46x	1.53x	1.73x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from consolidated continuing operations including income from noncontrolling interests and our share of pre-tax (loss) income from 50%, or greater than 50%, owned unconsolidated affiliates which have fixed charges, and including our share of distributed operating income from less than 50% owned unconsolidated affiliates. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. “Fixed charges” consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, losses on extinguishment of debt, and amortization of debt issuance costs.